EXHIBIT D-3 (a)

                            COMMONWEALTH OF KENTUCKY

                      BEFORE THE PUBLIC SERVICE COMMISSION

In the Matter of:

   THE APPLICATION OF THE UNION LIGHT,          )
   HEAT AND POWER COMPANY FOR                   )    CASE NO. 2001-058
   CERTAIN FINDINGS UNDER                       )
   15 U.S.C. ss. 79Z

                                      ORDER

     On May 21, 2001, The Union Light, Heat and Power Company ("ULH&P") filed a notice that it accepted and agreed to be bound by the three modifications to its proposed Settlement Agreement as discussed in the Commission's May 11, 2001 Order. Specifically, ULH&P agreed to: (1) modify the power sale agreement to eliminate the listing of specific events that constitute a force majeure; (2) modify the power sale agreement to require its filing at the Federal Energy Regulatory Commission to be accompanied by the executed corporate guarantee; and
(3) modify the corporate guarantee to require Commission approval of any assignment, delegation, amendment, or termination. As a result of ULH&P's notice, ordering paragraph Nos. 3 through 8 of the May 11, 2001 Order are no longer conditional.

     ULH&P's notice of acceptance of conditions also included a petition for rehearing on three issues set forth in the May 11, 2001 Order. The first rehearing issue relates to ULH&P's proposal in the Settlement Agreement to freeze for a limited time its base rates and its fuel adjustment clause ("FAC") factor. ULH&P notes that the proposed rate freeze in the Settlement Agreement did not address its Rider DSM, which authorizes rate adjustments to recover the costs related to demand side management ("DSM") programs as approved by the Commission. Since the Rider DSM tracks actual costs expended for such programs, freezing the Rider DSM rate at its current level would, over time, result in an over-recovery or under-recovery of actual costs. The Commission agrees with ULH&P's position on this issue, and also notes that cost effective DSM programs to reduce ULH&P's load during peak periods will reduce the need for additional generating capacity in the future. This will benefit ULH&P and its customers by lowering the amount and cost of capacity needed after the new 5-year contract expires.

         The second issue subject to rehearing is the Commission's determination that the agreed-to FAC credit of 0.2525 cents per KWH should commence June 1, 2001. ULH&P states that its bills are rendered on a cycle basis throughout the month and its bills for the first cycle of June will not be rendered until June 4, 2001. Based on the supplemental information, the Commission finds it reasonable for the agreed-upon FAC factor to be implemented with bills rendered on and after June 4, 2001.

         The third issue subject to rehearing is ULH&P's request for clarification of the Commission's findings at page 10 of the May 11, 2001 Order that the Settlement Agreement provides ratepayers a "$15.3 million cushion" before rates can be increased to reflect higher costs for retail transmission and distribution ("T&D") service. ULH&P states that while in a practical sense ratepayers will receive the benefit of a $15.3 million cushion, this is not a revenue deficiency threshold that must be exceeded before ULH&P can file an application to adjust its T&D rates.

         The Commission finds that the Settlement Agreement provides that ULH&P's base rates and FAC will be frozen through at least December 31, 2003. ULH&P may file an application to adjust its base rates effective January 1, 2004 to recover increases in costs related to its retail T&D service, but not for costs related to its purchase of wholesale transmission or generation service. Should ULH&P file an application to adjust base rates due to increases in T&D costs, two pro forms rate-making adjustments would be necessary under the terms of the Settlement Agreement.

         The first pro forms adjustment is to reflect the termination of the agreed-to FAC factor of a negative 0.2525 cents per KWH. Since this FAG factor is negative, it currently reduces the revenue collected from ratepayers by $7.3 million annually based on current billing determinants. Eliminating this negative FAG factor will result in a $7.3 million increase in revenue for ULH&P without any adjustment to existing base rates.

         The second pro forma adjustment is to reflect the imputation of $8 million in revenue to offset ULH&P's T&D costs. The combined effect of these two adjustments is that for ratemaking purposes, ULH&P's test year revenues will increase by $15.3 million. Thus, ULH&P's revenue deficiency from T&D costs must be in excess of $15.3 million before an increase will be granted in existing base rates. This $15.3 million threshold was characterized in the May11, 2001 Order at page 10 as a "cushion before T&D rates can be increased."

         While ULH&P's base rates will not be subject to increase unless its revenue deficiency from T&D costs exceed $15.3 million, ULH&P would recover more revenue without an increase in base rates due to the termination of the negative FAG factor. For ratemaking purposes, ULH&P's test year revenues will be adjusted upward by $15.3 million, 1and then compared to its T&D revenue requirement (i.e., T&D base rate revenue, less the FAC credit, less T&D expenses). If the T&D revenue requirement exceeds actual test year T&D revenue plus $15.3 million, base rates will be increased by the amount of the excess. Similarly, if the T&D revenue requirement falls short of actual test year T&D revenue plus $15.3 million, base rates will be reduced by the shortfall. In either case, however, ULH&P's actual test year revenue will include base rate revenue and the FAC credit, while its pro forma test year revenue will include base rate revenue plus $8 million of imputed revenue.

         IT IS THEREFORE ORDERED that:

     1. Ordering paragraph Nos. 3 through 8 of the Commission's May 11, 2001 Order are in full force and effect.

     2. The Commission's May 11, 2001 Order is modified to the limited extent that the FAC credit of 0.2525 cents per KWH shall begin with bills rendered on and after June 4, 2001.

     3. The Commission's May 11, 2001 Order is clarified to provide that:

     a. ULH&P's Rider DSM is not included in the base rates or the FAC factor frozen pursuant to the Settlement Agreement.

     b. If the T&D revenue requirement exceeds actual test year T&D revenue plus $15.3 million, base rates will be increased by the amount of the excess.

     c. If the T&D revenue requirement falls short of actual test year T&D revenue plus $15.3 million, base rates will be reduced by the shortfall.



     Done at Frankfort, Kentucky, this 1st day of June, 2001.

                                         By the Commission


ATTEST:


Executive Director


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1 Although the $8 million of imputed T&D revenue is fixed, the $7.3 million from terminating that FAC will vary based on test year KWH sales.